Exhibit 9.01(b)(ii)

BOVIE MEDICAL CORPORATION ANNOUNCES CE MARK FOR SALE
AND MARKETING OF MEG LAPAROSCOPIC LINE

Melville, New York, May 5, 2008 - Bovie Medical Corporation (the “Company”) (Amex: BVX), a manufacturer and marketer of electrosurgical products, today announced a CE Mark for its Modular Ergonomic Instruments (MEG laparoscopic line), allowing the MEG Laparoscopic line to be marketed throughout the European Union.

The patent-pending modular forceps and accessories are designed to provide surgeons added comfort while reducing per-procedure costs through the reduction of inventory and obsolescence.  The proprietary instruments offer a simpler assembly process for laparoscopic procedures. The MEG Laparoscopic line is directed towards the laparoscopic market with estimated worldwide size exceeding $425 million.  The Company anticipates shipments of the instrument line to commence during the second quarter of 2008.

Mr. Johan Segers of Antwerp, Belgium, was appointed Bovie’s Director of Sales and Marketing for Europe and the Middle East.  Mr. Segers has a Masters Degree in Health Care Sciences from the University of Brussels and has over 25 years of successful distribution experience with US, Israeli and European medical companies.  Mr. Segers is in the process of recruiting and training a network of talented distributors throughout the EU and Middle East markets as well as retaining key surgeon opinion leaders for the MEG Laparoscopic line of instruments as well as other Bovie products.

Andrew Makrides, president of Bovie Medical, stated, “The CE Mark confirms compliance with essential requirements of the European Medical Devices Directive and represents a product development milestone for our company.  We look to build on this success with additional new products coming to market in the near future.”

This document may contain some forward looking statements, particularly regarding operational prospects in 2008 and beyond, which involve a number of risks and uncertainties that could cause actual results to differ materially.  These risks are listed from time to time in the Company’s SEC filings. www.boviemedical.com

Contact Information for Investor Relations:
John Aneralla
Buttonwood Advisory Group, Inc.
(800) 940-9087